Exhibit 4.17

Catherine Rodriguez, Esq. P.A. 1320 South Dixie Highway, Suite 1275 Coral Gables, FL 33146 Tel: 305-776-0551 Attn: Catherine Rodriguez, Esq.	Invoice DATE: April 14, 2006

To: Cobalis Corporation	Ship To:
2445 McCabe Way, Suite 150
Irvine, CA 92614
ATTN: Chas Radovich

SALESPERSON	P.O. NUMBER	DATE SHIPPED	SHIPPED VIA	F.O.B. POINT	TERMS
Described Below

QUANTITY	DESCRIPTION	UNIT PRICE	AMOUNT

	Litigation Legal Services re. Gryphon Master Fund Invoice #14037 - February 1, 2006	Balance due	$6,701.52
	Litigation Legal Services re. Gryphon Master Fund Invoice #14060 - March 1, 2006		$7,105.00

	Note: All services provided were for litigation management, strategic planning & general business operations for the company.
SUBTOTAL			$ 13,806.52

DATE:

Shipping & Handling

	TOTAL DUE		$ 13,806.52

If you have any questions concerning this invoice, please contact Catherine Rodriguez at (305) 788-8335.
THANK YOU FOR YOUR BUSINESS!